SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

GOL Announces April 2009 Traffic Figures

São Paulo, May 8, 2009 –GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low-cost airline, today released its preliminary traffic figures for April 2009.

Management’s Comments

Demand on GOL’s route network increased for the second consecutive month, mainly due to three extended holidays in April - Easter, Tiradentes Day and Labor Day (while Labor Day was officially May 1, the Friday holiday promoted travel on April 30). Given only Tiradentes Day was celebrated in April 2008 (Easter and Labor Day did not occur in April last year), there is a slight variation in monthly air traffic seasonality. Historically, the second quarter experiences lower demand as it is the only quarter with no peak holiday periods.

Domestic Market
Demand on GOL’s route network increased for the second consecutive month, fueled by the period’s three extended holidays.
In comparison with April 2008, domestic passenger traffic (RPK) fell by 14.8% and capacity (ASK) by 5.9%. The domestic occupancy rate (load factor) stood at 60%, versus 51% for the international market and 59% for the GOL system as a whole.

The Company maintained strict control over ASKs and continued with its previously announced revenue generation proposal, resulting in a net yield for April 2009 substantially higher than the R$19.43 centavos recorded in 2Q08, yet slightly less than the R$ 23.27 centavos registered in 2008 as a whole. It worth noting that yield in April 2008 was slightly down on the 2Q08 figure.

Operating Data	April 2009 *	April 2008 *	% Chg. (YoY)	March 2009 *	% Chg. (MoM)
Total System
ASK (‘000) (1)	3,088.6	3,650.2	-15.4%	3,246.2	-4.9%
RPK (‘000) (2)	1,811.6	2,305.6	-21.4%	1,782.2	1.6%
Load Factor (3)	58.7%	63.2%	-4.5 pp	54.9%	3.8 pp
Domestic Market
ASK (‘000) (1)	2,627.7	2,792.1	-5.9%	2,762.2	-4.9%
RPK (‘000) (2)	1,577.8	1,851.9	-14.8%	1,571.5	0.4%
Load Factor (3)	60.0%	66.3%	-6.3 pp	56.9%	3.2 pp
International Market
ASK (‘000) (1)	460.9	858.1	-46.3%	484.0	-4.8%
RPK (‘000) (2)	233.8	453.7	-48.5%	210.8	10.9%
Load Factor (3)	50.7%	52.9%	-2.1 pp	43.5%	7.2 pp

International Market

International ASKs in April fell by 46.3% year-over-year, mainly due to the Company’s decision to cease intercontinental operations in 2008. When compared to March 2009, the 4.8% reduction in international ASKs, reflected the recent repositioning of GOL’s international route network to improve productivity.

The Company’s international load factor fell 50.7% in April, when compared to the previous year, due to the aformentioned adjustments to the international route network. International load factor increased 7.2 percentage points when compared to March 2009, reflecting the high number of extended holidays in April’s and, to a lesser extent, the Company’s recent reduction in ASKs.

( * ) April 2009 - preliminary data; final data for April 2008.

(1) Available seat kilometers represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers represents the numbers of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost airline, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.

Leonardo Pereira - CFO and IRO
Rodrigo Alves - IR Manager
Tel.: (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri

Corporate Communication
Tel.: (11) 2128-4413	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and < I>< FONT color="#808080">are, therefore, subject to change without prior notice.
comcorp@golnaweb.com.br

Media Relations
FSB Comunicações (Brasil)
Erica Arruda
Tel.: (11) 2128-4420
erica.arruda@fsb.com.br

Edelman (USA and Europe):
M. Smith and N. Dean
Tel.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 08, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.